Exhibit 99.1

China Unicom Limited (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited consolidated results of the Group for the first three quarters ended 30 September 2005.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the first three quarters ended 30 September 2005.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the nine months ended 30 September 2005

		Unaudited
		For the nine months ended 30 September
	Note	2005	2004
		RMB’000	RMB’000
			As restated
Revenue (Turnover):
GSM Business	1(ii)	38,837,090	35,766,290
CDMA Business	1(ii)	20,824,929	18,080,579
Data and Internet Business		2,363,735	2,760,407
Long Distance Business		1,221,355	1,263,428
Total service revenue		63,247,109	57,870,704
Sales of telecommunications products	1(ii)	2,030,526	1,094,413
Total revenue	5	65,277,635	58,965,117

Leased lines and network capacities		(6,647,441)	(5,342,345)
Interconnection charges		(6,302,666)	(5,418,376)
Depreciation and amortisation	1(i), 1(iii)	(15,075,603)	(13,939,297)
Personnel	1(iv)	(3,985,166)	(3,193,387)
Selling and marketing	1(ii)	(15,583,210)	(14,366,714)
General, administrative and other expenses	1(iii)	(8,774,108)	(8,071,793)
Cost of telecommunications products sold	1(ii)	(2,624,953)	(1,531,315)
Other income, net		16,868	40,602
Interest income		60,059	65,928
Finance costs	2	(834,861)	(1,391,596)

Profit before taxation		5,526,554	5,816,824
Taxation	1(ii)	(1,730,126)	(1,717,452)

Profit attributable to shareholders	1	3,796,428	4,099,372

Basic earnings per share (RMB)	1, 3	0.302	0.326

Diluted earnings per share (RMB)	1, 3	0.301	0.324

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

As of 30 September 2005

		Unaudited	Audited
		As of 30 September	As of 31 December
	Note	2005	2004
		RMB’000	RMB’000
			As restated
ASSETS
Non-current assets
Property, plant and equipment, net	1(iii)	114,563,524	118,492,120
Goodwill	1(i)	3,143,983	3,136,557
Other assets	1(ii), 1(iii)	8,513,345	9,694,761
Deferred tax assets	1(ii)	845,673	468,774
		127,066,525	131,792,212
Current assets
Amounts due from Unicom Group		—	61,401
Amounts due from related parties		147,032	193,048
Amounts due from domestic carriers		140,443	269,919
Prepayments and other current assets		3,376,816	3,059,714
Inventories		2,192,080	3,114,632
Accounts receivable, net		5,376,798	5,229,980
Short-term bank deposits		612,640	662,025
Bank balances and cash		8,137,760	4,655,464
		19,983,569	17,246,183

Total assets		147,050,094	149,038,395

EQUITY AND LIABILITIES
Shareholders’ equity
Share capital		1,333,546	1,332,487
Share premium		52,593,949	52,546,294
Reserves	1(iv)	2,352,775	2,259,295
Retained profits
2004 proposed final dividend		—	1,256,349
Others	1	18,851,033	15,047,816
		75,131,303	72,442,241
Minority interests		2,500	—
		75,133,803	72,442,241
Liabilities
Non-current liabilities
Long-term bank loans		17,165,975	26,137,188
Obligations under finance leases		149,771	488,956
Deferred tax liabilities		6,042	3,262
Deferred revenue	1(ii)	3,547,200	3,840,493
Other long-term liabilities		1,982	2,578
		20,870,970	30,472,477
Current liabilities
Payables and accrued liabilities		17,509,027	16,785,749
Short-term bonds	4	9,798,850	—
Amounts due to related parties		275,934	5,760
Amounts due to domestic carriers		956,414	948,574
Current portion of obligations under finance leases		528,895	938,189
Current portion of long-term bank loans		4,754,604	11,086,305
Taxes payable		1,473,151	395,688
Advances from customers		7,281,710	7,034,995
Short-term bank loans		8,463,449	8,928,417
Amounts due to Unicom Group		3,287	—
		51,045,321	46,123,677

Total liabilities		71,916,291	76,596,154

Total equity and liabilities		147,050,094	149,038,395

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the nine months ended 30 September 2005

		Unaudited
		Nine months ended 30 September
	Note	2005	2004
		RMB’000	RMB’000
			As restated
Net cash inflow from operating activities		23,360,411	17,327,713
Net cash outflow from investing activities		(12,846,511)	(12,847,606)
Net cash outflow from financing activities		(7,005,693)	(8,140,724)
Net increase/(decrease) in cash and cash equivalents		3,508,207	(3,660,617)
Cash and cash equivalents, beginning of period		4,629,553	9,169,936
Cash and cash equivalents, end of period		8,137,760	5,509,319

Analysis of the balances of cash and cash equivalents:
Cash balances		7,087	4,868
Bank balances		8,130,673	5,519,601
Less: restricted bank deposit	(i)	—	(15,150)
		8,137,760	5,509,319

Note (i): As of 30 September 2005, no bank balance (31 December 2004: RMB26 million) was restricted by the bank to secure long-term bank loans.

Notes (amounts expressed in RMB unless otherwise stated)

1.        Principal activities and basis of presentation

China Unicom Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The GSM and CDMA business is hereinafter collectively referred to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

On 1 September 2005, China Unicom Corporation Limited (hereinafter referred to as “CUCL”, a direct wholly-owned subsidiary of the Company) combined with Unicom New World Telecommunications Corporation Limited (“Unicom New World”) and obtained the revised business license. After the combination, Unicom New World was legally dissolved and CUCL extended its Cellular Business in 30 provinces.

As of 30 September 2005, the current liabilities of the Group exceeded the current assets by approximately RMB31.1 billion. This was mainly attributable to the use of short-term bank deposits and short-term bonds to repay long-term bank loans. Taking into account of available financing facilities and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements. As a result, the unaudited condensed consolidated interim accounts of the Group for the nine months ended 30 September 2005 have been prepared under the going concern basis.

The accounting policies used for the unaudited condensed consolidated accounts for the nine months ended 30 September 2005 are the same as those set out in Note 3 to the 2004 annual report except for the following changes as a result of the adoption of new Hong Kong Financial Reporting Standards (“new HKFRSs”).

Adoption of new HKFRSs

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRSs”) and Hong Kong Accounting Standards (“HKASs”), herein collectively referred to as new HKFRSs, which are effective for accounting periods beginning on or after 1 January 2005. The Group adopted the new HKFRSs on 1 January 2005 and the above financial data included the impact upon adoption of these new HKFRSs. The 2004 comparatives have been restated as required, in accordance with relevant requirements.

The effect of adoption of certain new HKFRSs, which results in significant changes to the Group’s accounting policies, is set out below. For details of changes of accounting policies, please refer to Note 2 and Note 3 to the interim financial accounts for the six months ended 30 June 2005.

(i)  Goodwill / negative goodwill

The adoption of HKFRS 3 “Business Combination”, HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible assets” resulted in a change in the accounting policy for goodwill/negative goodwill. In accordance with the provisions of HKFRS 3, the Group ceased amortisation of goodwill from 1 January 2005, and goodwill is tested annually for impairment, as well as when there is indication of impairment.

Negative goodwill previously recognised has been derecognised at 1 January 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group.

The adoption of HKFRS 3, HKAS 36, and HKAS 38 resulted in:

30 September 2005
RMB million

Increase in goodwill	135
Increase in retained earnings	7

For the nine months ended 30 September 2005
RMB million

Decrease in depreciation and amortisation	(128)
Increase in profit attributable to shareholders	128
Increase in basic earnings per share (RMB)	0.010
Increase in diluted earnings per share (RMB)	0.010

(ii)      Upfront non-refundable revenue and the direct incremental cost

Upon the adoption of HKAS 18 “Revenue”, the Group changed its accounting policy for upfront non-refundable revenue and direct incremental cost. Effective from 1 January 2005, upfront non-refundable revenue and related direct incremental cost incurred are deferred and recognised over the expected customer service period. The expected customer service period for the Cellular Business is estimated based on the expected stabilised churn rates of subscribers. This change in accounting policy has been accounted for retrospectively and the relevant comparatives have been restated.

The adoption of revised HKAS 18 resulted in:

	30 September 2005	31 December 2004
	RMB million	RMB million

Increase in other assets	3,356	3,546
Decrease in deferred tax assets	(44)	(74)
Increase in deferred revenue	3,547	3,840
Decrease in retained earnings	(368)	(564)

	For the nine months ended 30 September
	2005	2004
	RMB million	RMB million

Increase/(decrease) in revenue	293	(242)
Increase in selling and marketing expenses	876	469
Decrease in costs of telecommunication products sold	(686)	(782)
Decrease in taxation	(30)	(76)
Increase in profit attributable to shareholders	133	147
Increase in basic earnings per share (RMB)	0.011	0.012
Increase in diluted earnings per share (RMB)	0.011	0.012

(iii)     Land use right

The adoption of revised HKAS 17 “Lease” has resulted in the reclassification of leasehold land and land use rights from property, plant and equipment to other assets - long-term prepayment of lease. The upfront prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement.

The adoption of revised HKAS 17 resulted in:

	30 September 2005	31 December 2004
	RMB million	RMB million

Decrease in property, plant and equipment	(390)	(412)
Increase in other assets	390	412

	For the nine months ended 30 September
	2005	2004
	RMB million	RMB million

Decrease in depreciation and amortisation	(33)	(38)
Increase in general, administrative and other expenses	33	38

(iv)     Share-based compensation

The adoption of HKFRS 2 “Share-based Payment” has resulted in a change in the accounting policy for share-based compensation. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statements. The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. As a transitional provision, the cost of share options granted after 7 November 2002 and not yet vested on 1 January 2005 was expensed retrospectively in the income statement of the respective periods.

The adoption of HKFRS 2 resulted in:

	30 September 2005	31 December 2004
	RMB million	RMB million

Increase in employee share-based compensation reserve	204	111
Decrease in retained earnings	(111)	(22)

	For the nine months ended 30 September
	2005	2004
	RMB million	RMB million

Increase in personnel cost	93	50
Decrease in profit attributable to shareholders	(93)	(50)
Decrease in basic earnings per share (RMB)	(0.007)	(0.004)
Decrease in diluted earnings per share (RMB)	(0.007)	(0.004)

(v)      Related party transactions

HKAS 24 “Related Party Disclosures” has extended the identification of related parties and disclosure of related parties to include state-owned enterprises and their subsidiaries, directly or indirectly controlled by the PRC government other than China United Telecommunications Corporation (“Unicom Group”), ultimate parent company, and its subsidiaries.

2.        Finance costs

		Unaudited
		For the nine months ended 30 September
	Note	2005	2004
		RMB’000	RMB’000

Interest expenses		1,041,080	1,370,980
Exchange (gain)/loss, net	(i)	(239,901)	1,337
Others		33,682	19,279
		834,861	1,391,596

(i)       On 21 July 2005, the People’s Bank of China adjusted the exchange rate of RMB to US dollars from 8.2765 to 8.1100. The exchange gain for the nine months ended 30 September 2005 mainly arose from revaluation of bank loans denominated in foreign currency using the prevailing exchange rate as of 30 September 2005.

3.        Basic and diluted earnings per share

Basic earnings per share for the nine months ended 30 September 2005 and 2004 were computed by dividing the profit attributable to shareholders of approximately RMB3,796,428,000 and RMB4,099,372,000 (as restated) by the weighted average number of 12,569,263,025 shares and 12,560,693,822 shares during the periods respectively.

Diluted earnings per share for the nine months ended 30 September 2005 and 2004 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme and (ii) the amended Share Option Scheme. For the nine months ended 30 September 2005 and 2004, all potential dilutive shares rose from share option granted under the amended Share Option Scheme, which if converted to ordinary shares would decrease profit attributable to the shareholders per share.

4         Short-term bonds

On 19 July 2005, CUCL completed an offering of the short-term bonds, consisting of two tranches, in the PRC interbank debenture market. The first tranche of the bonds were issued for the aggregate amount of RMB9.0 billion with a maturity period of 365 days. The second tranche of the bonds were issued for the aggregate amount of RMB1.0 billion with a maturity period of 180 days.

5.        Related party transactions

For the nine months ended 30 September 2005, the Group incurred recurring related party transactions with Unicom Group and its subsidiaries of which approximately RMB191,868,000 (2004: approximately RMB171,937,000) were included in revenue and approximately RMB6,371,097,000 were included in expenses (2004: approximately RMB4,859,569,000).

FINANCIAL OUTLINE

In pursuing our determined operational mission, insisting on the rational, practical and proactive strategies and the principle of effective development, the Company sustained the steady growth in its various business segments for the first three quarters of 2005.

Revenue

In the first three quarters of 2005, the Company sustained a stabilized revenue stream. Total revenue was RMB65.28 billion, up by 10.7% from the same period last year. Of the total, service revenue was amounted to RMB63.25 billion, up by 9.3% from the same period last year.

GSM Cellular Business continued to develop steadily, service revenue from this business was RMB38.84 billion, up by 8.6% from the same period last year. For GSM business segment, the average minutes of usage per subscriber per month (“MOU”) were 198.7 minutes and the average revenue per subscriber per month (“ARPU”) was RMB48.9. CDMA Cellular Business continued to reflect an accelerating growth, its service revenue was RMB20.82 billion, an increase of 15.2% from the same period last year. The share of this business’s revenue to the total revenue from Cellular Business further rose to 34.9%, as compared to 33.6% recorded for the same period last year. For CDMA business segment, the MOU were 280.6 minutes and the ARPU was RMB77.0. The service revenue from Long Distance, Data and Internet was RMB3.59 billion, down 10.9% from the same period last year.

Expenses

Total expenses for the first three quarters were RMB58.99 billion, up 13.7% from the same period last year. The Company continuously carried on the cost controls on cash payments so as to enhance the operational efficiency, particularly on selling and marketing expenses. The selling and marketing expenses for the first three quarters recorded an increase of 8.5% from the same period last year; however, such increase was lower than the rate of the increase in total revenue. A reduction of 11.1% was noted in selling and marketing expense in the third quarter compared with that incurred in the previous quarter this year. General, administrative and other expenses had a 8.7% increase compared with the same period last year. Bad debt ratio was reduced from 3.3% same period last year to 1.8% this period.

Profit attributable to shareholders

The Company reported the net profit before taxation of RMB5.53 billion for the first three quarters, with a decline of 5.0% from the same period last year. Net profit before taxation from GSM Cellular Business was RMB5.90 billion, indicating a 6.4% increase from the same period last year; CDMA Cellular Business reported a loss of RMB 0.4 billion, after taking into account of RMB4.55 billion amortization expenses for handsets subsidizing costs. Net profits before taxation for CDMA Cellular Business for the respective quarters this year were -RMB0.29 billion in the first quarter, -RMB0.20 billion in the second quarter and RMB0.08 billion in the third quarter. Net profit before taxation from Long Distance, Data and Internet Business was RMB0.12 billion,

Net profit for the first three quarters of 2005 was RMB3.80 billion, declining 7.4% from the same period last year. The earnings were well performed quarter over quarter. Net profits for the respective quarters this year were RMB1.06 billion in the first quarter, RMB1.27 billion in the second quarter and RMB1.47 billion in the third quarter. The earnings per share for the first three quarters were RMB0.302.

EBITDA for the first three quarters of 2005 was RMB21.36 billion, up 1.5% from the same period last year. EBITDA margin was 32.7%. Adding back the leasing expenses incurred for CDMA network capacities, EBITDA margin was 41.9%. GSM Cellular Business’s EBITDA margin was 50.1%. Long Distance, Data and Internet Business’s EBITDA margin was 31.4%.

CAUTION STATEMENT

The Board wishes to remind investors that the financial statements and the financial outlines for the first three quarters ended 30 September 2005 are based on the Group’s internal records and management accounts. The financial statements for the first three quarters ended 30 September 2005 have not been reviewed or audited by the auditors. The financial statements for the first three quarters ended 30 September 2004 are extracted from the unaudited financial statements already disclosed by the Group and has been restated, and the financial statements for the year ended 31 December 2004 are extracted from the audited financial statements as contained in the 2004 Annual Report and has been restated. Investors are cautioned not to unduly rely on financial data, statistics and comparisons for the first three quarters ended 30 September 2005. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

The Board of Directors of the Company comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Qiuhong, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian and Cheung Wing Lam, Linus

By order of the Board CHINA UNICOM LIMITED Yee Foo Hei Company Secretary

27 October 2005, Hong Kong